Mail Stop 4561

June 29, 2006

Mr. Steven A. Ballmer
Chief Executive Officer
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052

> **Re: Microsoft Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2005**
> **Form 10-Q for the Quarterly Period Ended September 30, 2005**
> **Form 10-Q for the Quarterly Period Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **File No. 000-14278**

Dear Mr. Ballmer:

We have reviewed the above-referenced filings and your response letter dated May 24, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Item 8. Financial Statements and Supplementary Data

Income Statements, page 41

1.   Your response to prior comment number 1 indicates MSN segment revenue includes Internet-based Web Services such as MSN Internet Access and MSN Internet Software Subscription and such services represented approximately $889 million of the total fiscal year 2005 MSN segment revenue. Please clarify the nature of the fiscal year 2005 MSN

segment revenue that is not considered a service offering. As part of your response, specifically clarify whether you consider MSN advertising revenue to be service related.

2.   Please tell us the amount of revenue that was recognized in fiscal year 2005 on the subscription basis and explain how you considered the nature of this revenue in analyzing the amount of product and service revenue.

Note 1 Accounting Policies

Reclassifications, page 48

3.   We note your response to prior comment number 2, which indicates you believe it was prudent to "reclassify" long-term tax contingencies from deferred income taxes to other long-term liabilities given the lack of authoritative guidance on this issue. We further note your disclosure on page 56, which indicates you currently apply SFAS No. 5 to account for tax contingencies. Please clarify the authoritative guidance you applied to tax contingencies prior to fiscal year 2005; that is, clarify whether you applied SFAS No. 5 or SFAS No. 109. If you applied SFAS 5 prior to fiscal year 2005, we do not believe that it would have been appropriate to offset these liabilities against the deferred tax assets. As a result, characterizing the change as a reclassification due to lack of authoritative guidance does not appear appropriate. In this case, explain to us why the change was not considered a correction of an error or support the right of offset prior to fiscal 2005. If you applied SFAS 109 prior to fiscal year 2005, explain to us why the change was not treated as a change in accounting principle.

4.   Tell us whether you have considered any portion of your liabilities related to tax contingencies to be current and indicate the line item in which these amounts were classified as of December 31, 2005. If any such current liabilities exist and were reclassified, tell us where those amounts were reported prior to December 31, 2005. In addition, provide us with the amount of these current liabilities and explain how you considered disclosing that amount under paragraph 9 of SFAS 5. If the entire accrual related to your tax contingencies is classified as non-current, support that conclusion.

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Staff Accountant, at (202) 551-3461, Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief